Exhibit 21.1
ALLOT COMMUNICATIONS LTD.
SUBSIDIARIES OF THE COMPANY

Name of Subsidiary:	Jurisdiction of Incorporation or Organization
Allot Communications UK Limited	United Kingdom
Allot Communications Japan K.K.	Japan
Allot Communication Europe SARL	France
Allot Communications (Asia Pacific) Pte. Ltd.	Singapore
Allot Communications, Inc.	United States